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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2003

CONVERIUM HOLDING AG
(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]        No [X]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES
Converium Holding Ltd, Zug

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann Name: Dirk Lohmann Title: CEO

By:	/s/ Christian Felderer Name: Christian Felderer Title: Group General Counsel

Date: February 6, 2003

Converium Holding Ltd, Zug

Putnam holds and manages 5.074% of Converium shares in various funds

We hereby inform you that Putnam Investment Management, LLC, and The Putnam Advisory Company, LLC (together “Putnam”), one Post Office Square, Boston MA 02109, has acquired 2,029,788 registered shares in Converium Holding AG, Zug. This corresponds to 5.074% of Converium’s registered shares. These shares are held in various funds managed by Putnam. None of these funds is holding shares in an amount, which exceeds 5% of Converium’s registered share capital, and the shares are held for investment purposes.

Each Putnam entity is an investment advisor registered in the United States pursuant to the Investment Advisors Act of 1940.

In accordance with the notification requirements as set by the SWX Swiss Exchange the following interests have been previously notified to Converium Holding AG:

•	Wellington Management Company (“Wellington”), LLP, Boston/Massachusetts, U.S.A. — 7.68% (date of notification January 11, 2002)

•	Fidelity International Limited (“Fidelity”), Hamilton/Bermuda — 10.06% (date of notification November 7, 2002)

Wellington is an investment advisor and portfolio manager having voting authority for 47 investment advisory clients, none of which has an individual shareholding in excess of 5%.

Fidelity is an investment advisor, which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts and certain institutional investors. Only one shareholder, a fund managed by Fidelity is registered in our share register with an individual shareholding, which exceeds the 5 % threshold (Fidelity Fund SICAV, Luxemburg — 6.61%).

Zug, February 6, 2003

For further information:

Michael Schiendorfer Media Relations Manager michael.schiendorfer@converium.com +41 (0)1 639 96 57	Zuzana Drozd Head of Investor Relations zuzana.drozd@converium.com +41 (0)1 639 91 20